Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors continues its growth momentum in the domestic market registering 18% increase in sales in October 2018

Key growth drivers: M&HCV (16%), I&LCV (29%), SCV Cargo & Pickups (30%) and Passenger Vehicles (11%)

Mumbai, November 1, 2018: In October 2018, Tata Motors registered a strong growth of 18% at 57,710 units as against 48,886 units over last year due to the continued strong sales performance of its Commercial and Passenger Vehicles Business in the domestic market. The cumulative sales for the domestic market (April-October 2018) was at 397,062 units compared to 291,673 units over last year, a growth of 36%. The strong domestic performance of Tata Motors is a result of customized strategies of 'Winning Decisively in CV,' 'Winning Sustainably in PV' and 'Winning Proactively in EV,' which are already underway and delivering results. The focus continues on aggressive sales enhancement, rigorous cost reduction and supply debottlenecking.

Domestic - Commercial Vehicles

Tata Motors’ Commercial Vehicles (CV) domestic sales continued to grow in October 2018 at 39,420 units, higher by 22%, over last year October, led by the continued acceptance of the BS4 products. Cumulative sales for the fiscal (April-October 2018) at 271,907 have grown by 40% over last year same period. Despite the liquidity constraints faced as of mid September, the commercial vehicles industry continues to grow on the back of strong economic activities, with growth in Index of Industry production (IIP) and core sectors. An early resolution to the liquidity crunch issue in the market will help sustain the growth momentum with fundamental drivers of demand still positive.

The M&HCV truck segment continued its strong growth momentum with 13,185 units, a growth of 16% over last year. This segment continues to grow due to government spending on infrastructure projects, affordable housing and irrigation projects.  Tata Motors BS4 range of Signa and Prima trucks and tippers continue to gain acceptance amongst the customers for their superior performance.

The I&LCV truck segment reported a significant performance at 4,841 units, growth of 29%, over October 2017. The robust growth in I&LCV sales has been led by the e-commerce sector, increased rural consumption and supported by new products. The recently launched Tata Ultra range of ILCV trucks is gaining acceptance and contributing to the volume growth.

The SCV Cargo and Pickup segment continued its growth momentum with sales of 18,209 units, up by 30%, over October 2017. With the hub-spoke model continuously evolving, the small commercial vehicles are in demand for the last mile connectivity needs across the rural and urban markets. The newly launched Tata Ace Gold has been well received by the customers and is seeing a strong demand.

The commercial passenger carrier segment recorded sales of 3,185 units, lower by 2% as compared to October 2017. This segment is impacted due to the slowdown in the procurement of buses by STUs and the permits for private hiring.

Domestic - Passenger Vehicles

October 2018, was a challenging month for the industry and recorded only 2% growth. Tata Motors' Passenger Vehicles (PV) domestic sales registered an impressive performance with 18,290 units, a growth of 11%, compared to 16,475 units in October 2017. Cumulative sales growth of PV in the domestic market for the fiscal (April-October 2018) were at 125,155 units, a growth of 28%, compared to 97,892 units, in the same period, last fiscal.

Conceived and delivered in a span of 6 months with minimum monetary investment, Tata Motors introduced 4 new product interventions to maximize this festive season. The recently launched Tiago NRG, Nexon KRAZ limited edition, all-new Tigor and the JTP range of cars have received an overwhelming response in the market. The company expects the fervour to continue with the introduction of Tata Harrier in early 2019.

Export

The company’s sales from exports (from CV and PV) in October 2018 was at 4,554 units as against 4,311 units in October 2017, up by 6%.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Weber Shandwick: Arpit Shah - 97737 00445 / ashah2@webershandwick.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.